UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2011

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of Elbit consists of the following document, which is attached hereto and incorporated by reference herein:

99.1.	Press Release: Elbit Imaging Ltd. announces ELBIT IMAGING LTD. ANNOUNCES MIDROOG LTD., AN AFFILIATE OF MOODY’S INVESTORS SERVICES, CHANGES RATING OF COMPANY.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2011	ELBIT IMAGING LTD. (Registrant) By: /s/ Shimon Yitzhaki —————————————— Shimon Yitzhaki Executive Chairman

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1.	Press Release: Elbit Imaging Ltd. announces ELBIT IMAGING LTD. ANNOUNCES MIDROOG LTD., AN AFFILIATE OF MOODY’S INVESTORS SERVICES, CHANGES RATING OF COMPANY.